

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 13, 2023

Ryan Frazier
Chief Executive Officer
Arrived Homes 3, LLC
1700 Westlake Ave North, Suite 200
Seattle, WA 98109

> **Re: Arrived Homes 3, LLC**
> **Offering Statement on Form 1-A**
> **Post-qualification Amendment No. 8**
> **Filed August 28, 2023**
> **File No. 024-12135**

Dear Ryan Frazier:

We have reviewed your amendment and have the following comment. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments.

Post Qualification Amendment No. 8 to Offering Statement on Form 1-A

Management
Management Compensation, page 95

1.   We refer to your description of the various fees paid to the manager by each series. Please expand your disclosure to describe how the Sourcing Fee for each series is determined.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Howard Efron at 202-551-3439 or Jennifer Monick at 202-551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Kibum Park at 202-551-6836 or Dorrie Yale at 202-551-8776 with any other questions.

      Sincerely,

      Division of Corporation Finance
      Office of Real Estate & Construction

cc: John Rostom, Esq.